[Reference Translation]

August 4, 2015

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            Securities exchanges throughout Japan)

Name and Title of Contact Person:

            Yasushi Kyoda, General Manager,

            Accounting Division

            (Telephone Number: 0565-28-2121)

Notice Concerning Matters Relating to

the Repurchases of Shares of Common Stock

(Repurchases of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you that, in relation to each of the repurchases of shares of our common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, which were informed on April 28, 2015 and June 16, 2015, and on May 8, 2015, Toyota Motor Corporation (“TMC”) has determined the specific method of repurchases and the details of matters relating to repurchases.

I.	Repurchase of shares resolved at meetings of the board of directors held on April 28, 2015 and June 16, 2015 (Repurchase of shares in order to avoid dilution of common shares of TMC as a result of the issuance of the First Series Model AA Class Shares)

1.	Method of repurchase

Discretionary trading by a securities company

2.	Details of matters relating to repurchase

(1)	Class of shares to be repurchased	Common shares of TMC

(2)	Total number of shares to be repurchased	47.1 million shares (maximum)

(3)	Total purchase price for repurchase of shares	600 billion JPY (maximum)

(4)	Period of repurchase	From August 10, 2015 to November 30, 2015

II.	Repurchase of shares resolved at a meeting of the board of directors held on May 8, 2015 (Repurchase of shares in order to return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment)

1.	Method of repurchase

Purchase in the market through a trust bank

2.	Details of matters relating to repurchase

(1)	Class of shares to be repurchased	Common shares of TMC

(2)	Total number of shares to be repurchased	40 million shares (maximum)

(3)	Total purchase price for repurchase of shares	300 billion JPY (maximum)

(4)	Period of repurchase	From December 1, 2015 to March 24, 2016

(References)

1.	Details of the resolution relating to the repurchase of shares (announced on April 28, 2015 and June 16, 2015)

(1)	Class of shares to be repurchased	Common shares of TMC

(2)	Total number of shares to be repurchased	50 million shares (maximum)

Up to the same number as the number of the First Series Model AA Class Shares to be issued

(3)	Total purchase price for repurchase of shares	600 billion JPY (maximum)

(4)	Period of repurchase	From July 27, 2015 to March 31, 2016

2.	Details of the resolution relating to the repurchase of shares (announced on May 8, 2015)

(1)	Class of shares to be repurchased	Common shares of TMC

(2)	Total number of shares to be repurchased	40 million shares (maximum)

(3)	Total purchase price for repurchase of shares	300 billion JPY (maximum)

(4)	Period of repurchase	After the issuance of the First Series Model AA Class Shares, the offering terms for which was resolved at the meeting of the board of directors of TMC held on April 28, 2015, subject to approval at the ordinary general shareholders’ meeting held in June 2015, until March 31, 2016